Hoverink Biotechnologies, Inc.

801 Century Park E.

24th Floor

Los Angeles, California

90067

info@hoverink.net

866-443-4666

October 04, 2017

VIA EDGAR AND COURIER

United States Securities and Exchange Commission Division of Corporation Finance

Mail Stop 4720 100 F. Street N.E.

Washington, DC 20549

Re: Hoverink International Holdings, Inc./Application for Withdrawal on Form RW for Registration Statement on Form 10 Filed on Sept 30 th 2013

Ladies and Gentlemen:

Hoverink International Holdings, Inc. (the “ Company ”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“ Securities Act ”) that the Company’s Registration Statement on Form 10, initially filed with the Securities and Exchange Commission (“ SEC ”) on September 30, 2013, as thereafter amended, together with all exhibits and amendments thereto (“ Registration Statement ”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“ Order ”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to The Bunker Law Group, PLLC benbunker@bunkerlawgroup.com T (702) 784-5990

3753 Howard Hughes Parkway, Suite 200 Las Vegas, Nevada 89169. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney The Bunker Law Group, PLLC benbunker@bunkerlawgroup.com T (702) 784-5990 3753 Howard Hughes Parkway, Suite 200 Las Vegas, Nevada 89169

Thank you for your assistance.

Very truly yours,

Hoverink Biotechnologies, Inc.

By: /s/ Debbie Carter Debbie Carter

Chief Executive Officer